UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)

NovoCure Limited
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

G6674U 108
(CUSIP Number)

Scott Friedman Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 (212) 918-8299
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mr. Gert L. Perlhagen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,000,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,000,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of 6,000,000 ordinary shares, no par value (the "Ordinary Shares") of NovoCure Limited, a Jersey (Channel Islands) corporation (the "Issuer").

(2) Based on the Issuer's Ordinary Shares in the amount of 87,072,949 outstanding on February 16, 2017.

Item 1.  Security and Issuer.

This statement relates to the Ordinary Shares of the Issuer, with its principal executive offices at Le Masurier House, La Rue Le Masurier, St. Helier, Jersey JE2 4YE.

Item 2.  Identity and Background.

(a) This statement is filed by Mr. Gert L. Perlhagen (the "Reporting Person"), an individual.
(b) The principal business address of the Reporting Person is c/o NovoCure, Inc., 20 Valley Stream Pkwy. Suite 300, Malvern, PA 19355.
(c) The principal business of the Reporting Person is serving as a director and investor.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 7, 2017, Volati Limited, a company organized under the laws of Jersey (Channel Islands) ("Volati"), and beneficially owned by Oden Trust of which the Reporting Person is a settlor and a beneficiary, distributed 6,000,000 Ordinary Shares to the Reporting Person.

Item 4.  Purpose of Transaction.
(a)
Volati distributed 6,000,000 Ordinary Shares of the Issuer to the Reporting Person as set forth in Item 3 above.  The Reporting Person possesses no voting power or investment power over the shares still owned by Volati.

The Reporting Person does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (b) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 6,000,000 Ordinary Shares of the Issuer, representing 6.9% of the total amount of outstanding shares of the Issuer.

(b)	The Reporting Person has sole voting power and sole dispositive power over the Ordinary Shares, and does not have shared voting power or shared dispositive power over any of the Ordinary Shares.

(c)
On March 7, 2017, the Oden Trust, which beneficially owns Volati distributed 6,000,000 Ordinary Shares for no consideration to the Reporting Person. Except for the distribution of  6,000,000 Ordinary Shares described herein and as reported in Item 3 above, the Reporting Person has not effected any transactions in the capital stock of the Issuer during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2017

By:	/s/ Gert Lennart Perlhagen
Name: Gert Lennart Perlhagen